EXHIBIT   20   SENIOR NOTE RESTRUCTURING NEWS RELEASE




     RYMER FOODS' BOARD SEEKS TO ELIMINATE LONG TERM NOTES
                THROUGH DEBT TO EQUITY EXCHANGE



March 4, 1997                 FOR IMMEDIATE RELEASE

      Chicago, IL - The Board of Directors of Rymer Foods Inc.
(OTCBB: RYMR) has approved a plan that involves the exchange of existing long term debt for equity, it was announced here today.

     Rymer Foods expects to file an S-4 registration statement with the Securities and Exchange Commission (SEC) within the week. Upon SEC review and comment, the plan will be submitted to shareholders and noteholders for their approval. The debt for equity recapitalization by Rymer calls for approval by holders of the majority of the firm's outstanding common stock for the restructuring and issuance of up to 4.3 million shares of new common stock. The new stock will be used to retire at least 95% of the company's senior notes, which are its only long term debt. Approval of the plan will likely result in a dilution of the current shareholders' equity by 90%.

     "We are optimistic that the financial recapitalization of Rymer Foods, our holding company, will parallel the recent progress we have had during the past year with our Rymer Meat subsidiary," said P. Edward Schenk, Chairman, President and CEO of Rymer.

      Operational and marketing enhancements and a focus on responsiveness, quality assurance and just-in-time delivery programs have helped reduce capital loans by approximately $8 million and contributed to improved gross profit margins in the last year.

      "The holding company's restructuring will provide the impetus necessary to support our future direction," Schenk added.

     If approved, holders of Rymer's 11% senior notes due 2000 will be issued a yet-to-be determined number of shares of Rymer new common stock for each $1,000 of principal and accrued interest to date. The annual meeting, originally scheduled for April 16, 1997, will be rescheduled when the registration statement becomes effective. The exchange of these notes will eliminate 95% of all long term debt from Rymer's capital structure, a move Rymer believes is necessary to ensure the company's long term viability.

      Rymer Foods is the holding company for Rymer Meat, a Chicago-based portion-control meat company which provides frozen, pre-seasoned meat and tailored programs to national mid-scale family restaurant chains and institutional foodservice providers.